Law Offices of Thomas E. Puzzo, PLLC

3823 44th Ave. NE

Seattle, Washington 98105

Telephone: (206) 522-2256

E-mail: tpuzzo@puzzolaw.com

April 21, 2025

VIA EDGAR

Office of Energy and Transportation

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	NFiniTi Inc.
Preliminary Information Statement on Schedule 14C Filed February 28, 2025 File No. 333-180164

Dear Sir or Madam:

On behalf of our client, NFiniTi Inc., Inc. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated April 10, 2025, with respect to the above referenced Preliminary Information Statement on Schedule 14C.

The text of the Staff’s comments is set forth in bold italics below, followed in each case by the Company’s response.  Please note that all references to page numbers in the responses refer to the page numbers of the  Company’s Amendment No. 2 to Preliminary Information Statement on Schedule 14C, filed with the Commission on April 3, 2025.

Amendment No. 2 to Preliminary Information Statement on Schedule 14C

General

1.

Your revised disclosures indicate that the purpose of Proposal 1 is to increase the number of authorized shares to complete the transactions contemplated by the Share Exchange Agreement. Please revise your information statement to include the information required by Items 13 and 14 of Schedule 14A. Refer to Note A to Schedule 14A and Item 1 of Schedule 14C. Alternatively, provide us with a detailed legal analysis explaining why you believe you are not required to provide some or all of this information.

Company response:  The Company notes that Proposal 1 is not an increase in the authorized number of shares.  Proposal 1 is the 500:1 reverse stock split would, which under the terms of the Share Exchange Agreement, means that the number of shares issuable to Summit Consumer Products Inc. would decrease, after the reverse stock split, to 31,577,1557 (15,788,578,500 / 500 = 31,577,1557).

No stockholder vote was required under Nevada law in order to enter into the Share Exchange Agreement referenced in the Schedule 14C.  To the extent that financial information would have been required in the Schedule 14C, and/or required by Items 13 and 14 of Schedule 14A, the Company disclosed all financial information in Exhibits 99.1 and 99.2 to Current Report on Form 8-K filed with the Commission on February 13, 2025, and incorporated such financial information by reference into the Schedule 14C, as disclosed on page 10 of the Schedule 14C.  Proposal 1

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Securities and Exchange Commission

April 21, 2025

2.	Since this filing relates to a contemplated acquisition, please disclose the considerations taken into account for filing under Form PREM14C.

Company response:  on February 13, 2025, the Company closed the Share Exchange Agreement and as disclosed in the Company’s Current Report on Form 8-K, filed with the SEC on February 13, 2025.  The closing of the Share Exchange Agreement included issuing 330,000,000 shares of common stock of the Company, amounting to voting control of the Company, to Summit Consumer Products Inc.  The Company complied with the filing requirements applicable to shell companies under Form 8-K.  Because no stockholder vote was required, and no proxy or consent solicited of stockholders of the Company, in connection with the Share Exchange Agreement disclosed in the referenced Form 8-K, the Company concluded that Schedule 14C did not apply.

Please contact the undersigned with any questions or comments.

Very truly yours, LAW OFFICES OF THOMAS E. PUZZO, PLLC

/s/ Thomas E. Puzzo
Thomas E. Puzzo

cc:	Brian Johnston
Michael Noble
Neville Joanes

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